

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

      Re: Clearmind Medicine Inc.
          Amendment No. 5 to Registration Statement on Form F-1
          Filed October 26, 2022
          File No. 333-265900

Dear Adi Zuloff-Shani:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1, filed October 26, 2022

Condensed Interim Statements of Changes in Shareholders' Equity, page F-29

1. We note your response to our comment 1. In the Note 9(c) on page F-36, you indicated that you issued 39,747 units for proceeds of $953,925 with $190,785 allocated to warrants reserve. As previously requested, please tell us why the entire $953,925 is included in the share capital.

2. We acknowledge your response to our prior comment number 1. Please confirm the other issuances in Item 7 appropriately reflect the stock split as previously requested.

You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.